SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002958

AA 3/12/2004

VR 3/12-04

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. 158

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65650 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freestone Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1191 Second Ave., Suite 2100
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Smart (206) 398-2003
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., #59 (Address) Encino (City) CA (State) 91316 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AY 3/22

# OATH OR AFFIRMATION

I, Gary Smart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freestone Securities, INc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER MORELAND
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
7-15-05

Signature

President
Title

Notary Public 7/16/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FREESTONE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE SIXTEEN MONTHS ENDED
DECEMBER 31, 2003

**FREESTONE SECURITIES, LLC**

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

**INDEPENDENT AUDITORS' REPORT**

Board of Members
Freestone Securities, LLC
Seattle, Washington

I have audited the accompanying statement of financial condition of Freestone Securities, LLC. as of December 31, 2003 and the related statements of operations, changes, in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Freestone Securities, LLC. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 3, 2004

FREESTONE SECURITIES, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

| | |
|---|---|
| Cash | $185,438 |
| Accounts receivable | 34,083 |
| Organization costs | |
| net of amortization (Note1) | 23,761 |
| Other assets | 4,915 |
| Total assets | $248,197 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable | $ 53,710 |
| Total liabilities | 53,710 |
| MEMBERS' EQUITY: | |
| Members' equity | 194,487 |
| Total liabilities and members' equity | $248,197 |

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC

Statement of Income
For the sixteen months ended December 31, 2003

| | |
|---|---|
| **REVENUES:** | |
| Commissions | $ 124,918 |
| Mutual Funds | 104,585 |
| Equities | 36,201 |
| Other income | 87,993 |
| Total revenues | 353,697 |
| **EXPENSES:** | |
| Amortization | $ 6,565 |
| Clearing charges | 94,184 |
| NASD Registration fees | 16,301 |
| Occupancy | 11,667 |
| Professional fees | 29,613 |
| Salary | 111,100 |
| Employee benefits | 10,868 |
| Other | 29,012 |
| Total expenses | 309,310 |
| Net income | $44,387 |

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC

Statement of Members' Equity
For the sixteen months ended December 31, 2003

| | Members' Equity | Net Income | Total Members' Equity |
|---|---|---|---|
| Beginning Balance September 1, 2002 | $0 | | $0 |
| Capital Contributions | 150,100 | | 150,100 |
| Net Income | | 44,387 | 44,387 |
| Ending Balance December 31, 2003 | $150,100 | $ 44,387 | $194,487 |

The accompanying notes are an integral part of these financial statements

FREESTONE SECURITIES, LLC.

Statement of Cash Flows
For the sixteen months ended December 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income | $44,387 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization | 6,565 |
| (Increase) decrease in: | |
| Accounts receivable | (34,083) |
| Other assets | (4,915) |
| Increase (decrease) in: | |
| Accounts payable | 53,710 |
| Total adjustments | 21,277 |
| Net cash provided by operating activities | 65,664 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Organization costs | (30,326) |
| Net cash used in investing activities | (30,326) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contribution | 150,100 |
| Net cash provided by financing activities | 150,100 |
| NET INCREASE (DECREASE) IN CASH | 185,438 |
| Cash - beginning of period | 0 |
| Cash - end of period | $185,438 |
| Supplemental cash flows disclosures: | |
| Cash paid during the year for: | |
| Interest | $0 |
| Income taxes | $0 |

The accompanying notes are an integral part of these financial statements

# FREESTONE SECURITIES, LLC

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Freestone Securities, LLC (the "Company") was formed in 2002 under the laws of the State of Washington.

The firm received its independent broker dealer registration on January 21, 2003, is currently registered in sixteen (16) states as well as with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC), and SIPC.

The Company conducts business as an introducing and intermediary broker dealer. The Company accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Bear Stearns Clearing Corporation.

Summary of significant accounting policies:

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight-line balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company amortizes its startup costs on a straight-line basis over 5 years. The amortization expense for the sixteen months ended December 31, 2003 was $6,565.

The Company has an agreement with an affiliate to share common expenses, such as rent, telephone and overhead. For the sixteen months ended December 31, 2003 the estimate of such value is $133,635.

The Company and its members have elected Limited Liability Company status under federal tax laws. The State of Washington has no state income tax. As a result, the Company is not liable for corporate income taxes or state imposed LLC fees. Instead, the members are taxed on the Company's taxable income on their individual income tax returns.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the State of Washington.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2003 the company's net capital of $165,144 exceeded the minimum net capital requirement by $160,144; and the Company's ratio of aggregate indebtedness $53,710 to net capital was 0.33 to 1, which is less than 8:1 ceiling required for a firm in its first year of business.

FREESTONE SECURITIES, LLC

Statement of Net Capital
Schedule I
December 31, 2003

| | Focus 12/31/03 | Audit 12/31/03 | Change |
|---|---|---|---|
| Members' equity, December 31, 2003 | $194,487 | $194,487 | $0 |
| Subtract - Non allowable assets: | | | |
| Organization costs | 23,761 | 23,761 | 0 |
| Other assets | 4,915 | 4,915 | 0 |
| Tentative net capital | 165,811 | 165,811 | 0 |
| Haircuts: | 667 | 667 | |
| NET CAPITAL | $165,144 | $165,144 | $0 |
| Minimum net capital | (5,000) | (5,000) | |
| Excess net capital | $160,144 | $160,144 | $0 |
| Aggregate indebtedness | | | |
| Accounts payable | 53,710 | 53,710 | 0 |
| Percentage of aggregate indebtedness to net capital | 0.33% | 0.33% | |

There was no difference in amount stated above and that filed by the firm in its Focus report as of December 31, 2003

The accompanying notes are an integral part of these financial statements

## Schedule II
## Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2003

The Company is exempt from the reserve requirement of Rule 15c3-3

## Schedule III
## Information Relating to Possession or Control
## Requirements Under Rule 15c3-3
## December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements.

**BRIAN W. ANSON**
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5**

Board of Members,
Freestone Securities, LLC
Seattle, Washington

In planning and performing my audit of the financial statements of Freestone Securities, LLC. for the sixteen months ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Freestone Securities, LLC. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 3, 2004